ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

September 25, 2020	Marc A. Rubenstein
T +1 617 951 7826
marc.rubenstein@ropesgray.com

BY FEDEX and EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Julia Griffith and Dietrich King

Re:	Sigilon Therapeutics, Inc.

Draft Registration Statement on Form S-1

Submitted August 21, 2020

CIK No. 0001821323

Ladies and Gentlemen:

On behalf of Sigilon Therapeutics, Inc. (the “Company”), we hereby confidentially submit to the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the above-referenced draft registration statement (the “Registration Statement”). Amendment No. 1 reflects revisions to the Draft Registration Statement made in response to the comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Commission dated September 17, 2020 regarding the Draft Registration Statement, as well as certain other updated information. Marked copies showing changes from the Draft Registration Statement confidentially submitted on August 21, 2020 are being furnished supplementally for the convenience of the Staff.

In addition, we are providing the following responses to the Staff’s comments. To assist your review, we have presented the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.

Draft Registration Statement on Form S-1

Overview, page 1

1.	Please revise to furnish the date on which you received approval of your IND submission for SIG-001 in Hemophilia A.

- 2 -	September 25, 2020

Response to Comment 1: In response to the Staff’s comment, the Company has revised its disclosure to provide the date of its IND clearance for SIG-001 in Hemophilia A on pages 1, 3, 112 and 114.

2.	Please define all terms of art, such as "allogenic" and "lysosomal storage diseases" on first use.

Response to Comment 2: In response to the Staff’s comment, the Company has revised the disclosure to include definitions for terms of art on pages 19, 28, 40, 90, 113 and 114.

3.	Please revise the pipeline table on pages 3 and 112 to add separate columns for each of Phase 1, Phase 2 and Phase 3 testing, and refrain from using "pivotal" because of the term's ambiguity. Please also expand the table and your disclosure to provide more information about the current status of your pre-clinical treatments. If you have undertaken IND enabling studies for any of the treatments listed in the table, please describe these studies greater detail in the disclosure. Finally, please revise the table to more clearly show that to date only one product has received IND approval.

Response to Comment 3: In response to the Staff’s comment, the Company has revised its pipeline table on pages 3 and 113 to show separate columns for Phase 1/2 and Phase 3 testing, to remove references to “pivotal,” and to further clarify that only one product candidate has received IND approval to date. The Company’s initial clinical trials will be in patients with the particular disease, rather than healthy volunteers, and will include a protocol designed to help determine dosing for a Phase 3 study and, as such, these clinical trials are appropriately described as Phase 1/2 trials. As a result, the Company expects to be able to proceed with Phase 3 trials studying the effectiveness of each product candidate after the completion of its initial clinical trials. Therefore, the Company has not included separate columns for Phase 1 and Phase 2 clinical trials, as the combined column more accurately reflects the Company’s expected clinical process. The Company has added disclosure on pages 113 and 114 to provide greater clarity on these plans for its Phase 1/2 clinical trials.

Additionally, in response to the Staff’s comment, the Company has included additional disclosure related to the current status of its pre-clinical product candidates on pages 132, 135, 137 and 140, including with respect to IND-enabling studies, where applicable.

4.	Please remove the green stars from the pipeline table on pages 3 and 112. In lieu of the green stars, please add narrative disclosure that explains the basis for your belief that you may receive IND approval within 24 months. Please disclose in greater detail where the products are in the process, what steps you have taken towards submitting an IND application, what risks of non-completion remain, and why you believe that 24 months is the appropriate time frame.

Response to Comment 4: In response to the Staff’s comment, the Company has removed the green stars related to expected IND clearance from the pipeline table on pages 3 and 113. Additionally, the Company has provided additional disclosure describing the basis for its belief that it may receive IND approval within 24 months for certain product candidates on pages 132, 135, 137 and 140, in each case based on the steps that the Company has taken towards submitting an IND application and its framework for further progressing these product candidates and risks of non-completion, as described on pages 114 and 115.

- 3 -	September 25, 2020

5.	Regarding the pipeline table on pages 3 and 112, please tell us why you believe it is material to investors to include in the table the SIG-014, SIG-015 and SIG-018 programs. In this regard, we note based on the limited disclosure about these programs elsewhere in the prospectus that they appear to be in only a very early stage of development. Alternatively, please remove these programs from the table.

Response to Comment 5: In response to the Staff’s comment, the Company has removed references to SIG-014, SIG-015 and SIG-018 from the table on page 3. The Company advises the Staff that it has retained these references on page 113 because it believes doing so is helpful to investors to understand the Company’s earlier stage research activities and platform development. Although the Company has not generated preclinical data for each of these programs that it views as material to investors, each of these programs is at least in the lead optimization phase of preclinical studies. As the Company develops product candidates for these programs, it expects to also develop and expand the applicability of its modular SLTx platform. For example, the Company believes that, for treatment of wet AMD, localized implantation may offer increased efficacy and lower systemic exposure, which could be beneficial for the treatment of this and other diseases. Similarly, the Company believes that through its development of product candidates for the treatment of immune-mediated diseases, the SLTx platform has the potential to restore immune homeostasis and potentially inducing functional tolerance, by targeting multiple pathways. The Company views the discussion of these programs as helpful to investors’ understanding of the Company’s strategy because development of these programs will constitute development and further validation of the SLTx platform, including with respect to local implantation and the ability to simultaneously target multiple pathways. The importance of these earlier programs in potentially establishing these benefits of the SLTx platform is described in connection with the description of these programs on pages 137, 141 and 142.

6.	On page 5, please balance your disclosure that the company has raised "nearly $200 million" by also mentioning the company's current deficit. In this regard, we note your Capitalization disclosure on page 81. Alternatively, change the caption to highlight investments in the company rather than capitalization.

Response to Comment 6: In response to the Staff’s comment, the Company has changed the caption on pages 5 and 115.

Risk Factors, page 12

7.	We note that there are references to foreign regulators and foreign markets throughout the Risk Factors and other sections of your prospectus. We see that your IND submission for SIG-001 for Hemophilia A has been accepted in the United States and your CTA has been accepted in the United Kingdom, but we do not see other references to applications to foreign regulators. Please revise to explain what non-US markets, if any, you plan to enter, and what steps you have taken to attain the necessary regulatory and patent approvals. Tailor the risk factors section to more closely reflect the applications you have made or are planning to make in the near term.

- 4 -	September 25, 2020

Response to Comment 7: In response to the Staff’s comment, the Company has revised the disclosure on pages 19 and 130 to provide clarity on its intention to conduct clinical trials in additional jurisdictions. The Company advises the Staff that the Company has received certain regulatory approvals to proceed with clinical trials for SIG-001 for Hemophilia A in the United States and the United Kingdom and expects to initiate enrollment for its multicenter Phase 1/2 clinical study of SIG-001 in Hemophilia A in the United Kingdom, followed by the initiation of sites and the enrollment of patients in the United States. The Company also plans to submit an application to initiate this study in Germany, and, if this application is cleared, to open sites for this study in Germany and may study SIG-001 in other jurisdictions as well. For its other product candidates, the Company intends to pursue studies in additional jurisdictions.

The current regulatory framework for medicinal products in the United Kingdom relating to quality, safety and efficacy, clinical trials, marketing authorization, commercial sales and distribution of medicinal products is derived from EU directives and regulations. Therefore, the Company believes that risks related to regulations in the EU are also applicable to the Company’s current CTA. The Company has not determined, however, which jurisdictions, particularly outside of the United Kingdom, the United States and Germany, in which it will conduct clinical trials. It is therefore unable to indicate more specifically in which jurisdictions it will conduct clinical trials.

Similarly, once its products are approved by the applicable regulatory authorities, the Company intends to market its products, either itself or through third parties, in various jurisdictions, but it does not yet know in which markets. Accordingly, it is unable to tailor its disclosure at this time to indicate which regulatory regimes will be applicable to its marketing efforts.

Use of Proceeds, page 79

8.	We note the use of proceeds to fund the clinical development of additional indications for your lead candidates SIG-001 and SIG-005l. Please revise to specify how far the proceeds of the offering will take the company into the clinical development of these candidates. If any material amounts of other funds are necessary to accomplish the specified purposes for which the proceeds are to be obtained, state the amounts and sources of such other funds needed for each such specified purpose and the sources thereof. Refer to Instruction 3 of Item 504 of Regulation S-K.

Response to Comment 8: In response to the Staff’s comments, the Company has provided additional disclosure related to its use of proceeds on page 79.

- 5 -	September 25, 2020

Critical Accounting Policies and Significant Judgments and Estimates Stock-Based Compensation, page 107

9.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response to Comment 9: The Company acknowledges the Staff’s comment and confirms that, once it has an estimated offering price range, it will supplementally provide an explanation to the Staff of the reasons for any differences between recent valuations of its common stock leading up to the planned initial public offering and the midpoint of its estimated offering price range.

Eli Lilly Strategic Research and Development Partnership, page 147

10.	Regarding the sales-based royalties payable under the agreement, please narrow your disclosure about the royalty range in the second paragraph on page 148 so that the span of the range is no more than 10% for each tier.

Response to Comment 10: In response to the Staff’s comment, the Company has revised the disclosure of the royalty range on pages 4, 90, 114, 125, 149 and F-33.

Financial Statements

Note 6. Debt, page F-25

11.	We note your disclosure that in June 2020, you obtained a debt covenant waiver relating to the filing of audited financial statements within 180 days of year-end. Please clearly disclose whether you are in compliance with all other debt covenants.

Response to Comment 11: In response to the Staff’s comment, the Company has included additional disclosure related to its compliance with financial debt covenants on page F-25 and all debt covenants on page 103.

Part II

Item 16. Exhibits and Financial Statement Schedules., page II-3

12.	Please file as an exhibit to the registration statement your loan and security agreement with Pacific Western Bank, as amended to date, or tell us why you believe it is not a material agreement.

Response to Comment 12: The Company advises the Staff that, effective as of September 2, 2020, the Company paid off in full its borrowings under its loan and security agreement with Pacific Western Bank and therefore does not believe that this is a material agreement. On September 2, 2020, the Company entered into a loan and security agreement with Oxford Finance LLC as collateral agent and lender, which has been filed as exhibit 10.13 to the Amendment No. 1, and described on pages 103, F-46 and F-47.

- 6 -	September 25, 2020

General

13.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact Julia Griffith at 202-551-3267 to discuss how to submit the materials, if any, to us for our review.

Response to Comment 13: The Company advises the Staff that it has supplementally provided all written communications that have been provided to potential investors in reliance on Section 5(d) of the Securities Act and will supplementally provide additional written communications that are provided to potential investors in reliance on Section 5(d) of the Securities Act, if any.

14.	Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.

Response to Comment 14: The Company acknowledges the Staff’s comment and confirms that it will provide the Staff with any pages that include additional pictures or graphics to be presented, if any.

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Please do not hesitate to call me at 617-951-7826 or William Michener at 617-951-7247 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Marc Rubenstein

Marc A. Rubenstein

cc:	Rogerio Vivaldi Coelho, M.D. (Sigilon Therapeutics, Inc.)

Matthew Kowalsky (Sigilon Therapeutics, Inc.)

William Michener (Ropes & Gray LLP)